SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                    FORM 8-A/A

                                  AMENDMENT NO. 1

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                         KLLM TRANSPORT SERVICES, INC.
             (Exact name of registrant as specified in its charter)


         DELAWARE                                  64-0412551
(State of incorporation or organization)        (IRS Employer Identification
                                                 No.)

                      3475 Lakeland Drive, Jackson, MS 39288
                     (Address of principal executive offices)



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF
THE ACT:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered

N/A                                         N/A


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(I), please check the following box [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box [ ]



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF
THE ACT

                PREFERRED STOCK PURCHASE RIGHTS
                       (Title of Class)

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
REGISTERED.

        On February 13, 1997, the Board of Directors of KLLM Transport Services, Inc. (the "Corporation") declared a dividend of one preferred stock purchase right (the "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Corporation. The dividend is payable on February 24, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Corporation one one-hundredth of a share of Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Corporation, at a price of $41.00 per one one-hundredth of a Preferred Share
(the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the Stockholder
Protection Rights Agreement, as the same may be amended from time to time (the "Rights Agreement") dated as of February 13, 1997 between the Corporation and KeyCorp Shareholder Services, Inc., as Rights Agent (the "Rights Agent").


Separation Time

        Until the date on which certain events take place
(the "Separation Time"), the Rights will be evidenced by, with respect to any Common Share certificate outstanding on the Record Date, such Common Share and a Summary of Rights mailed to each holder of record on the Record Date. The term "Separation Time" means the close of business on the earlier of (a) the tenth business day (or such earlier or later date as may be determined by the Board of Directors of the Corporation) following a public announcement by the Corporation that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (collectively, an "Acquiring Person") (the "Flip-in
Trigger") or (b) the tenth business day (or such later date as may be determined by the Board of Directors of the Corporation) after the date on which any person (or group of affiliated or associated persons) commences a tender or exchange offer the consummation of which would result in the beneficial ownership by such person of 20% or more of such outstanding Common Shares.


Transfer of Rights and Certificates

        The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. Until the Separation Time (or the earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or the earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Time, and such separate Right
Certificates alone will evidence the Rights.

Exercise Period

        The Rights are not exercisable until the Separation
Time. After the Separation Time and prior to the Expiration Time, each Right (unless previously redeemed) will entitle the holder to purchase, for the Exercise Price, one one-hundredth of a share of the Preferred Shares having the rights described below. The Rights will expire on the Expiration Time, unless the Expiration Time is extended, or the Rights are earlier redeemed by the Corporation. The term "Expiration Time" is defined in the Rights Agreement and generally means February 13, 2007, unless the Rights are sooner exchanged or redeemed, or the date of consummation of a merger of the Corporation approved by the Board prior to a Flip-in Trigger.

Adjustments

        The Exercise Price payable, and the number of outstanding Rights and the number of one one-hundredth interests in Preferred Shares issuable upon exercise of each Right, are subject to adjustment in the event of a stock split of the Common
Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Separation Time.

       If prior to the Separation Time, the Corporation distributes securities or assets in exchange for Common Shares (other than regular cash dividends or a dividend paid solely in Common
Shares) whether by dividend, reclassification or otherwise, the Corporation shall make such adjustments, if any, in the Exercise Price, number of Rights and otherwise as the Board of Directors deems appropriate.

       If the Corporation elects not to issue fractional Preferred Shares, the Corporation may (i) evidence such fractional shares by depositary receipts or (ii) sell such shares and pay the registered holder the appropriate fraction of price per share received upon sale.


Preferred Shares

       Interests in Preferred Shares purchasable upon exercise of the Rights will not be redeemable and will not be convertible into any other class of capital stock. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10.25 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of a liquidation, the holders of the interests in Preferred Shares will be entitled to a minimum preferential liquidation payment of $4,100.00 per Preferred Share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. If the Corporation elects not to issue fractional Preferred Shares, the Corporation may (i) evidence such fractional shares by depositary receipts or (ii) sell such shares and pay the registered holder the appropriate fraction of price per share received upon sale.


Exercise of Rights for Common Stock

       Upon the occurrence of a Flip-in Trigger, Rights owned by the Acquiring Person or any affiliate or associate thereof or any transferee thereof will automatically become void and, subject to the Exchange Option summarized below, each other Right will automatically become a right to buy, for the Exercise Price, that number of Common Shares or, at the option of the Board of Directors, Preferred Shares designed to have economic and voting terms similar to the Common Shares, in either case, having a market value of twice the Exercise Price. If any person or group acquires beneficial ownership of 20% or more of the outstanding Common Shares without any intent to acquire or affect control of the Corporation, that acquisition will not result in a Flip-in Trigger if such acquiror immediately enters into an irrevocable commitment to promptly divest, and thereafter promptly divests, sufficient Common Shares so that such 20% or greater beneficial ownership ceases. After a Flip-in Trigger occurs, the Corporation may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person, if the Corporation's Board of Directors is controlled by the Acquiring Person, unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other person having a market value of twice the Exercise Price.

Optional Exchange of Rights

        At any time after a Flip-in Trigger occurs and prior to the time a person or group of persons become the beneficial owner of more than 50% of the outstanding Common Shares, the Board of Directors of the Corporation may elect to exchange all of the outstanding Rights (other than Rights owned by such person or group which have become void), for shares of Common Shares at an exchange ratio (subject to adjustment) of one Common Share per Right (the "Exchange Option"). Also at its option, the Board may substitute interests in Preferred Shares (or shares of a class or series of the Corporation's preferred stock having equivalent rights, preferences and privileges) for Common Shares exchangeable for Rights at an initial rate (subject to adjustment) of one one-hundredth interest in a Preferred Share (or equivalent preferred share) for each Common Share.

Redemption of Rights

        At any time prior to a Flip-in Trigger, the Board of Directors of the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments

        The Corporation and the Rights Agent may amend the Rights Agreement in any respect prior to the occurrence of a Flip-in Trigger. Thereafter, the Corporation and the Rights Agent may amend the Rights Agreement in any respect which shall not materially adversely affect the interests of holders of Rights generally or to cure an ambiguity or to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

Rights Prior to Exercise

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Documents and Effect of This Summary

        A copy of the Rights Agreement specifying the terms of the Rights (including as Exhibit B the Form of the Rights Certificate) is filed as an exhibit to this Registration Statement and is incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Amendment to Form 8-A

       This Form 8-A/A amends and restates the Form 8-A dated February 14,
1997, filed with the Securities Exchange Commission on February 19, 1997, by the Corporation.

ITEM 2. EXHIBITS.

The following exhibits are filed as a part of this Registration Statement:


        EXHIBIT NO.             DESCRIPTION

        99.1 Stockholder Protection Rights Agreement, dated as of February 13, 1997, between KLLM Transport
Services, Inc. and KeyCorp Shareholder Services, Inc., as Rights Agent

        99.2    Form of Rights Certificate (included as
Exhibit A to the Stockholder Protection Rights Agreement filed herein as Exhibit 99. 1)

        99.3    Certificate of Designations and Terms of
Participating Preferred Stock (included as Exhibit B to the Stockholder Protection Rights Agreement filed herein as
Exhibit 99.1)

        99.4    Press Release, dated February 13, 1997


                        SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                          KLLM TRANSPORT SERVICES,INC.
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
                           By:s/James Leon Young

                           Secretary



Dated February 24, 1997


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